                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               _________________


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ZAPATA CORPORATION
                                (NAME OF ISSUER)


                                  COMMON STOCK
                                 $.25 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   989070R017
                                 (CUSIP NUMBER)

                               _________________


                              RONALD C.  LASSITER
                        1717 ST. JAMES PLACE, SUITE 550
                              HOUSTON, TEXAS 77056
                         TELEPHONE NO.  (713) 940-6100

                                   COPIES TO:

                             EDGAR J.  MARSTON III
                         BRACEWELL & PATTERSON, L.L.P.
                                 711 LOUISIANA
                     SOUTH TOWER PENNZOIL PLACE, SUITE 2900
                           HOUSTON, TEXAS 77002-2781
                         TELEPHONE NO.  (713) 221-1315
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
            PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 4, 1996
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING:[  ]

               CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH
                              THIS STATEMENT:[X]

- --------------------------------------------------------------------------------

                             CUSIP NO.  989070R017

- --------------------------------------------------------------------------------

(1)      Names of reporting persons. . . . . . . . .    Ronald C. Lassiter
         S.S. or I.R.S. Identification Nos. of
         above persons . . . . . . . . . . . . . . .    456482612
- --------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a     (a)
         group                                          ------------------------
         (see instructions)                             (b) X
- --------------------------------------------------------------------------------
(3)      SEC use only. . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
(4)      Source of funds (see instructions)             00(1)
- --------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------------
(6)      Citizenship or place of organization. . . .    United States
- --------------------------------------------------------------------------------
         Number of shares beneficially owned by each
         reporting person with:                         ------------------------
                                                        78,477
(7)      Sole voting power . . . . . . . . . . . . .    ------------------------
                                                        10,395,384
(8)      Shared voting power . . . . . . . . . . . .    ------------------------
                                                        78,477
(9)      Sole dispositive power. . . . . . . . . . .    ------------------------
                                                        -0-
(10)     Shared dispositive power. . . . . . . . . .
- --------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each    10,473,861
         reporting person.
- --------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11)      X
         excludes certain shares (see instructions).
- --------------------------------------------------------------------------------
(13)     Percent of class represented by amount in      35.4%
         Row (11). . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
(14)     Type of reporting person (see instruction).    IN
- --------------------------------------------------------------------------------



__________________________________

    (1)No funds required.

- --------------------------------------------------------------------------------

                             CUSIP NO.  989070R017

- --------------------------------------------------------------------------------

(1)      Names of reporting persons. . . . . . . . .    Robert V.  Leffler, Jr.
         S.S. or I.R.S. Identification Nos. of
         above persons . . . . . . . . . . . . . . .    184344765
- --------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a     (a)
         group                                          ------------------------
         (see instructions)                             (b) X
- --------------------------------------------------------------------------------
(3)      SEC use only. . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
(4)      Source of funds (see instructions)             00(1)
- --------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------------
(6)      Citizenship or place of organization. . . .    United States
- --------------------------------------------------------------------------------
         Number of shares beneficially owned by each
         reporting person with:                         ------------------------
                                                        6,666
(7)      Sole voting power . . . . . . . . . . . . .    ------------------------
                                                        10,395,384
(8)      Shared voting power . . . . . . . . . . . .    ------------------------
                                                        6,666
(9)      Sole dispositive power. . . . . . . . . . .    ------------------------
                                                        -0-
(10)     Shared dispositive power. . . . . . . . . .
- --------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each    10,402,050
         reporting person.
- --------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11)      X
         excludes certain shares (see instructions).
- --------------------------------------------------------------------------------
(13)     Percent of class represented by amount in      35.2%
         Row (11). . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
(14)     Type of reporting person (see instruction).    IN
- --------------------------------------------------------------------------------





__________________________________

     (1)No funds required.

                              Page 2 of 3 Pages

- --------------------------------------------------------------------------------

                             CUSIP NO.  989070R017

- --------------------------------------------------------------------------------

(1)      Names of reporting persons. . . . . . . . .    W. George Loar
         S.S. or I.R.S. Identification Nos. of
         above persons . . . . . . . . . . . . . . .    499185371
- --------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a     (a)
         group                                          ------------------------
         (see instructions)                             (b) X
- --------------------------------------------------------------------------------
(3)      SEC use only. . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
(4)      Source of funds (see instructions)             00(1)
- --------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------------
(6)      Citizenship or place of organization. . . .    United States
- --------------------------------------------------------------------------------
         Number of shares beneficially owned by each
         reporting person with:                         ------------------------
                                                        6,666
(7)      Sole voting power . . . . . . . . . . . . .    ------------------------
                                                        10,395,384
(8)      Shared voting power . . . . . . . . . . . .    ------------------------
                                                        6,666
(9)      Sole dispositive power. . . . . . . . . . .    ------------------------
                                                        -0-
(10)     Shared dispositive power. . . . . . . . . .
- --------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each    10,402,050
         reporting person.
- --------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11)      X
         excludes certain shares (see instructions).
- --------------------------------------------------------------------------------
(13)     Percent of class represented by amount in      35.2%

         Row (11). . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
(14)     Type of reporting person (see instruction).    IN
- --------------------------------------------------------------------------------





__________________________________

     (1)No funds required.

                              Page 3 of 3 Pages

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $.25 per share ("Common Stock"), of Zapata Corporation, a Delaware corporation ("Zapata"), whose principal executive offices are located at 1717 St. James Place, Suite 550, Houston, Texas 77056.

Item 2.  Identity and Background

         This Schedule 13D is filed by the members of the Special Committee of the Board of Directors of Zapata ("Committee"). See Item 4.

         The members of the Committee, all of whom are members of the Board of Directors of Zapata ("Members"), are:

         Mr. Ronald C. Lassiter, Chairman, Mr. Robert V. Leffler, Jr. and Mr. W. George Loar.

         Appendix A sets forth, to the extent applicable, the name, citizenship, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each Member.

         To the best knowledge of each Member, during the last five years such Member has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Malcolm I. Glazer, individually and as trustee of the Malcolm I. Glazer Trust ("Glazer"), owns beneficially 10,408,717 shares of Common Stock (including 13,333 shares issuable upon the exercise of currently exercisable options) ("Glazer Shares"), representing approximately 35.2% of the outstanding Common Stock. The Members may be deemed to own beneficially the Glazer Shares solely because of their power to vote such shares that are issued and outstanding pursuant to an irrevocable proxy under the limited circumstances described in Item 4. No funds or other consideration was paid by or on behalf of the Members in connection with the grant of the irrevocable proxy.

Item 4.  Purpose of Transaction

         Creation of Committee

         In September 1995, Zapata's Board of Directors ("Board") established the Committee for the purpose of investigating the legal and financial considerations of one or more merger or acquisition transactions involving Zapata and Houlihan's Restaurant Group, Inc. ("Houlihan's") and Speciality
Equipment Companies, Inc.  ("Specialty").   Glazer beneficially owns
approximately 73% and 45% of the outstanding common stock of Houlihan's and Specialty, respectively, and Glazer and other members of his family serve as directors of both of these companies and of Zapata. The Committee was ultimately empowered to negotiate and authorize the terms of an acquisition of Houlihan's by Zapata, to engage investment bankers and legal counsel, to authorize the issuance of Common Stock in connection with the acquisition of Houlihan's and to take such other action as it deemed appropriate under the circumstances.

         Letter of Intent and Standstill Agreement

         Following an evaluation of Houlihan's by the Committee and its financial advisor, on May 1, 1996 Zapata and Houlihan's announced that they had entered into a letter of intent relating to Zapata's acquisition of Houlihan's for a combination of cash and Zapata stock amounting to $8.00 per share. In the announcement, Zapata disclosed that on April 30, 1996, Zapata and Glazer had entered into a Standstill Agreement ("Agreement") which restricts Glazer and his affiliates from acquiring, selling, voting and otherwise dealing with their current and future Zapata stockholders during the term of the Agreement.

         Under the Agreement Glazer has agreed, on behalf of himself and other members of the Glazer family and entities controlled by him, not to increase his ownership of voting securities of Zapata beyond 49.9% of Zapata's outstanding voting securities, unless, among other things, such increases are approved by a majority of the directors of the Zapata Board who are not members of the Glazer family or are made in response to a tender offer or similar proposal by others to acquire more than 20% of Zapata's outstanding voting securities. Further, Glazer may exceed the 49.9% limitation if a holder of greater than 5% of Zapata's outstanding voting securities discloses an intent to acquire control of Zapata.

         So long as the Agreement remains in effect, Glazer has a right of first purchase to maintain his proportionate ownership position in Zapata.
Generally, the Agreement provides that Zapata has a right to acquire any voting securities sought to be transferred by Glazer. Glazer is permitted under the Agreement to sell his voting securities free of Zapata's right of first refusal in a number of circumstances, including sales or transfers to purchasers that agree to be bound by the terms of the Agreement, pursuant to a public distribution, in response to a tender offer by an unaffiliated third party for at least 14.9% of Zapata's outstanding voting securities, in connection with corporate reorganizations or upon conversion, exchange or exercise of outstanding securities. The Agreement prohibits Zapata from soliciting proposals for the acquisition of Zapata so long as Glazer holds more than 9.9% of Zapata's outstanding voting securities; however, Zapata has reserved the right to respond to unsolicited proposals from other parties.

         If the Zapata Board decides to pursue a combination between Zapata and any entity in which Glazer owns 15% or more of the voting equity, such as Houlihan's, the Zapata Board is required under the Agreement to appoint a special committee which will negotiate and approve the transaction. In the event of a proposed acquisition of any such Glazer controlled entity, Glazer has agreed to grant the special committee evaluating such acquisition an irrevocable proxy to vote all of Glazer's Zapata shares in such manner as a majority of the committee members may determine.

         The Agreement terminates upon, among other events, the first to occur of 18 months after Zapata's acquisition of Houlihan's, Zapata's announcement that it does not intend to acquire Houlihan's, the acquisition by another party of securities representing 20% or more of the voting power attributable to Zapata's outstanding capital stock, a breach of the Agreement by Zapata or Glazer's acquisition of more than 50% of Zapata's outstanding voting securities in accordance with the terms of the Agreement. In the event that Zapata announces its intention to acquire another entity controlled by Glazer prior to the expiration of the Agreement, the Agreement's termination date will be automatically extended until the first to occur of 18 months after the acquisition of such entity or Zapata's announcement that it does not intend to acquire such entity.

         The Agreement is filed as Exhibit 1 to this Schedule and is incorporated by reference herein. The foregoing description is qualified in its entirety by reference to such Exhibit.

         Merger Agreement

         On June 4, 1996, Zapata and Houlihan's announced that they had entered into a definitive Plan and Agreement of Merger ("Merger Agreement") providing for Zapata's previously announced acquisition of Houlihan's for a combination of cash and stock amounting to $8.00 per share. The Merger Agreement was approved by the Committee and by a special committee of the directors of Houlihan's who were not members of the Malcolm Glazer family. The Merger Agreement was also approved by the board of directors of Houlihan's.

         The Merger Agreement provides that Houlihan's will be merged into a newly organized subsidiary of Zapata. Holders of Houlihan's common stock may elect to receive for their shares (i) $8.00 in cash, without interest, (ii) $8.00 in market value of Common Stock, (iii) a combination of $4.00 in cash, without interest, and $4.00 in market value of Common Stock or (iv) a residual combination of cash and Common Stock (aggregating $8.00 in value) determined so that the aggregate merger consideration to all holders of Houlihan's common stock is equally divided between cash and Common Stock. Glazer has agreed to elect to receive the residual combination of cash and stock with respect to the shares owned by him and his affiliates. In the event that stockholders not affiliated with Glazer as a group exercise elections to receive such an amount of cash in the merger that the aggregate ownership of Common Stock by Glazer and his affiliates after the merger would exceed 49.9% of Zapata's then outstanding Common Stock, the cash elections of the unaffiliated stockholders will be reduced pro rata, and the cash portion of the residual elections will be increased pro rata, to assure that the foregoing 49.9% ownership threshold is not exceeded. The market value of Common Stock will be equal to the average of the closing price of Common Stock for the 20 trading days beginning on the second trading day prior to the date of the meeting of Houlihan's stockholders to be held to approve the transaction.

         The merger is subject to, among other things, approval by the stockholders of both companies, compliance with the Hart-Scott-Rodino Antitrust Improvements Act, registration of the Common Stock issuable in the merger under the Securities Act of 1933 and receipt of consent from Houlihan's lending bank or the refinancing of Houlihan's outstanding bank debt. Subject to the satisfaction of these conditions, it is expected that the transaction will close in August 1996.

         The Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. The foregoing descriptions are qualified in their entirety by reference to such Exhibit.

         Irrevocable Proxy

         Substantially contemporaneously with the execution of the Merger Agreement, Glazer, as required by the terms of the Agreement, executed and delivered an irrevocable proxy to the Members dated June 4, 1996 ("Irrevocable Proxy"). A copy of the Irrevocable Proxy is filed as Exhibit 4 hereto and is incorporated herein by reference. The following description of the Irrevocable Proxy is qualified in its entirety by reference to such Exhibit.

         Under the terms of the Irrevocable Proxy, the Members of the Committee and each of them are authorized to vote all Glazer Shares at the annual meeting of Zapata scheduled to be held on August 22, 1996, and any adjournment thereof ("Meeting"), with respect to the issuance of Zapata Common Stock in connection with Zapata's acquisition of Houlihan's pursuant to the Merger Agreement ("Stock Issuance"). The Irrevocable Proxy empowers the Members to vote the Glazer Shares only on the Stock Issuance. The Irrevocable Proxy is deemed to be coupled with an interest and is irrevocable under the terms of the Agreement until the first to occur of (a) the adjournment of the Meeting at which the Stock Issuance is considered by the Zapata shareholders or (b) Zapata's publicly announced abandonment of the Houlihan's acquisition. Upon termination of the Merger Agreement or the Agreement, the Irrevocable Proxy shall be deemed to be revoked.

         Under the Irrevocable Proxy, each Member has complete discretion to take such action or to refrain from taking such action as he deems necessary, appropriate or desirable under the circumstances, subject only to the caveat that no Member is authorized or empowered to engage in intentional misconduct or action that otherwise constitutes gross negligence ("Standard of Care"). Any action taken by a Member pursuant to the terms of the Agreement shall be conclusively presumed to comply with the Standard of Care. Any action taken by a Member pursuant to the Irrevocable Proxy upon the written advice of stipulated legal counsel shall also be conclusively presumed to comply with the Standard of Care. All reasonable fees and expenses of any such legal counsel shall be paid directly by Zapata.

         On June 13, 1996, a majority of the Members met and determined to vote the shares of Common Stock subject to the Irrevocable Proxy with respect to the Stock Issuance in the following manner:

         (a) if a majority of the shares present and voting at the Meeting (other than the Glazer Shares) are voted in favor of the Stock Issuance, all shares subject to the Irrevocable Proxy will be voted in favor of the Stock Issuance, and

         (b) if a majority of the shares present and voting at the Meeting (other than the Glazer Shares) are voted in opposition to the Stock Issuance, all shares subject to the Irrevocable Proxy will be voted in opposition to the Stock Issuance.

         Other Matters

         Except as related to the matters set forth herein or otherwise disclosed in the Agreement or the Merger Agreement, at present the Members, as such, have no other specific plans or proposals which would relate to or would result in:

         (a) The acquisition by any person of additional securities of Zapata, or the disposition of securities of Zapata;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Zapata or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Zapata or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Zapata, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Zapata;

         (f) Any other material change in Zapata's business or corporate structure;

         (g) Changes in Zapata's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Zapata by any person;

         (h) A class of securities of Zapata being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Zapata becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Act"); or

         (j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Messrs. Lassiter, Leffler, and Loar own beneficially 78,477, 6,666 and 6,666 shares of Common Stock, respectively, representing in the aggregate less than 1% of Zapata's outstanding Common Stock. All shares of Common Stock beneficially owned by Messrs. Leffler and Loar are represented by the portions of their 20,000-share stock options that are currently exercisable.

         While pursuant to Rule 13d-5(b)(1) under the Act, each Member may be deemed to own beneficially the Glazer Shares because of the existence of the Irrevocable Proxy, each Member expressly declares that the filing of this
Schedule 13D shall not be construed as an admission that (a) he is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of any of the Glazer Shares or (b) the Members have formed a group for the purpose of acquiring, holding, voting or disposing of the Glazer Shares.

         The Members have consented in writing to the joint filing of this
Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of Zapata, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as described in this Schedule 13D, the interests of the Members in the Glazer Shares arising under the Irrevocable Proxy are not pledged or otherwise subject to a contingency the occurrence of which would give another person the right to exercise the voting power inherent therein.

Item 7.  Material to be Filed as Exhibits

         The following exhibits are filed herewith:

Exhibit 1        Standstill Agreement dated as of April 30, 1996 between Zapata and Glazer

Exhibit 2        Powers of Attorney and Consents to Joint Filing executed by Ronald C. Lassiter, Robert V. Leffler,
                 Jr. and W. George Loar

Exhibit 3        Plan and Agreement of Merger dated as of June 4, 1996 by and among Zapata, Zapata Acquisition Corp.
                 and Houlihan's

Exhibit 4        Irrevocable Proxy dated June 4, 1996 from Glazer to the Members covering the Glazer Shares


                                  Signatures
         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 14 , 1996
     (Date)


Robert V.  Leffler, Jr.
W. George Loar



By:      /s/ Ronald C. Lassiter
   -------------------------------
         Ronald C. Lassiter
         Attorney-in-Fact



/s/ Ronald C. Lassiter
- ----------------------------------
Ronald C. Lassiter

                                   APPENDIX A

                        Item 2: Identity and Background

Members of the Committee

                                                                                               Principal Business and
                                                                                               ----------------------
 Name, Title and Citizenship       Residence or Business       Present Principal Position      Address of Corporate
 ---------------------------       ---------------------       --------------------------      --------------------
                                   Address                                                     Employer
                                   -------                                                     --------
 Ronald C.  Lassiter               1717 St. James Place        Chairman and Chief Executive    Zapata Protein, Inc.
 Chairman and Chief Executive      Suite 550                   Officer of Zapata Protein,      1717 St. James Place
 Officer of Zapata Protein, Inc.   Houston, Texas 77210        Inc., a wholly-owned            Suite 550
                                                               subsidiary of Zapata            Houston, Texas 77210
 U.S. Citizen                                                  Corporation
                                                                                               A producer and processor of
                                                                                               a variety of protein and oil
                                                                                               products from menhaden

 Robert V.  Leffler, Jr.           2607 North Charles Street   Owner, Leffler Agency           Leffler Agency
 Owner of Leffler Agency           Baltimore, Maryland 21218                                   2607 North Charles Street
                                                                                               Baltimore, Maryland 21218
 U.S. Citizen

                                                                                               Advertising and marketing
                                                                                               public relations firm that
                                                                                               specializes in sports rental real
                                                                                               estate and medical matters

 W.  George Loar                   Rural Route #1              Retired                         Not applicable
 Retired                           Box 24A
                                   Faucett, Missouri 64488
 U.S. Citizen


                               INDEX TO EXHIBITS



Exhibit No.                                        Description
- -----------                                        -----------
Exhibit 1        Standstill Agreement dated as of April 30, 1996 between Zapata and Glazer

Exhibit 2        Powers of Attorney and Consents to Joint Filing executed by Ronald C. Lassiter, Robert V. Leffler,
                 Jr. and W. George Loar

Exhibit 3        Plan and Agreement of Merger dated as of June 4, 1996 by and among Zapata, Zapata Acquisition Corp. and
                 Houlihan's

Exhibit 4        Irrevocable Proxy dated June 4, 1996 from Glazer to the Members covering the Glazer Shares